

Mail Stop 3030

January 4, 2010

Mr. Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
1848 Commercial Street
San Diego, California 92113

> **Re:** **Helix Wind, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 10, 2009**
> **File No. 000-52107**

Dear Mr. Claudio:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant